WisdomTree Trust

380 Madison Avenue

21st Floor

New York, NY 10017

July 23, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Christian Sandoe

Re:	Request for Acceleration of the Effective Date of Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A (File Nos. 333-132380 and 811-21864) (the “Registration Statement”)

Dear Mr. Sandoe:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Thursday, July 29, 2010, or as soon thereafter as practicable. The Registration Statement was filed with the Commission on Thursday, July 22, 2010 via EDGAR Accession No. 0001193125-10-163795.

In connection with this request, ALPS Distributors, Inc., the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

WisdomTree Trust		ALPS Distributors, Inc.

	/s/ Richard Morris		/s/ Thomas Carter
By:	Richard Morris	By:	Thomas Carter
Title:	Secretary	Title:	President